FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of June 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions passed at 2013 annual general meeting of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on June 27, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT 2013 ANNUAL GENERAL MEETING 2013 FINAL DIVIDEND

This announcement sets out the resolutions passed at the AGM convened on 26 June 2014.

Reference is made to the notice of meeting of 2013 annual general meeting (the “AGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 12 May 2014.

The AGM was held at 9:00 a.m. on 26 June 2014 at Huangeng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC”). As entrusted by the board of directors of the Company, Mr. Liu Guoyue (Director), presided over the AGM as the chairman.

As at the record date (i.e. 5 June 2014), there were totally 14,055,383,440 shares of the Company entitled to attend the AGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies, holding an aggregate of 11,231,812,393 shares of the Company, representing 79.91% of the total number of shares with voting rights, of the Company, were present at the AGM. Among those shareholders, 36 were holders of A shares and authorised proxies, holding 9,183,339,161 A shares, representing 65.34% of the total number of shares with voting rights of the Company; 3 were holders of H shares and authorised proxies, holding 2,048,473,232 H shares, representing 14.57% of the total number of shares with voting rights of the Company.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), connected persons (including China Huaneng Group and its respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by resolution 6 to be considered at the AGM) holding an aggregate of 7,211,431,502 shares of the Company, representing 51.31% of the total issued shares of the Company as of the Record Date, should abstain and had abstained from voting on resolution 6 tabled at the AGM. The Company was not aware of any parties indicating their intention to vote against any resolutions proposed at the AGM. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of the Hong Kong Listing Rules.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company’s PRC counsel, acted as the joint scrutineers for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.	The working report from the Board of Directors of the Company for 2013 was considered and approved.

11,228,788,449 shares, representing approximately 99.990933% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 174,690 shares voted against.

2.	The working report from the Supervisory Committee of the Company for 2013 was considered and approved.

11,228,792,329 shares, representing 99.991004% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 166,690 shares voted against.

3.	The audited financial statements of the Company for 2013 was considered and approved.

11,228,808,689 shares representing 99.991225% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 141,850 shares voted against.

4.	The profit distribution plan of the Company for 2013 was considered and approved.

11,230,758,424 shares, representing 99.990616% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 210,435 shares voted against.

5.	The proposal regarding the appointment of the Company’s auditors for 2014 was considered and approved.

11,039,080,479 shares, representing 98.884468% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 123,690,139 shares voted against.

6.	The proposal regarding continuing connected transactions between Huaneng Finance and the Company from 2015 to 2017 was considered and approved.

3,076,848,387 shares, representing approximately 76.227788% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 958,694,898 shares voted against.

SPECIAL RESOLUTION

7.	The proposal to grant the Board of Director of the Company a general mandate to issue domestic shares and/or overseas listed foreign shares was considered and approved.

10,230,713,438 shares, representing approximately 91.087079% of the total number of shares held by the shareholders (including proxies) present at the AGM carrying voting rights, voted for and 999,552,461 shares voted against.

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2013

In order to determine the shareholders of H shares entitled to receive the final dividend for the year ended 31 December 2013, the Company will suspend registration of transfer of shares from 12 July 2014 to 17 July 2014 (both days inclusive).

In order to qualify to receive the final dividend, shareholders of H shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Room 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 11 July 2014. Holders of H Shares whose names are recorded in the register of member of the Company on 17 July 2014 are entitled to receive the final dividend for the year 2013.

Final Dividend for the year ended 31 December 2013 of RMB0.38 (tax inclusive) per share on deduction of enterprise income tax and in Hong Kong dollars is expected to be sent to the holders of H shares whose names appeared on the H Share register of members of the Company on the record date of 17 July 2014 by ordinary post at their own risk or, if applicable, by direct transfer to relevant holders of H shares at their designated bank accounts, on or before 26 August 2014. The exchange rate for dividend paid in Hong Kong dollars is HKD1 to RMB0.78992.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 27 June 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     June 27, 2014